

December 20, 2013

Via E-mail
Mr. Cal R. Hoagland
Chief Financial Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, California 95134

      Re: NeoPhotonics Corporation
            Form 10-K for the Year Ended December 31, 2012
            Filed March 15, 2013
            File No. 001-35061

Dear Mr. Hoagland:

      We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Consolidated Balance Sheets, page 65

Restricted Cash, page 73

1.   We note on page 95 that you agreed to use at least $30 million of proceeds from the sale of common stock to establish a wholly-owned subsidiary in the Russian Federation. We further note the stipulation in the Rights Agreement that no more than 20% of funds used for general working capital and R&D related to the Russian subsidiary's current and potential products may be spent outside the Russian Federation. In light of the restricted use of proceeds per the Rights Agreement, tell us how you considered Rule 5-02.1 of Regulation S-X in determining the amount reported as restricted cash on the balance sheet.

Consolidated Statement of Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders' Equity, pages 68-69

2.   Per your disclosure on page 33, your subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year to fund statutory common reserves as well as allocate a discretional portion of their after-tax profits to their staff welfare and bonus fund. Tell us why the appropriation of your PRC subsidiaries' retained earnings is not shown within the stockholders' equity. Refer to ASC 505-10-45-3.

3.   Tell us whether the restricted net assets of your Russian subsidiary and other non-US subsidiaries, including but not limited to your PRC subsidiaries exceed 25% of your consolidated net assets as of December 31, 2012. Refer to the footnote and schedule requirements in Rule 4-08(e) of Regulation S-X and SAB.T.6K2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director